Memo to:	Frank Wyman, SEC

From:	Clementia Pharmaceuticals Inc.

Date:	July 20, 2017

Subject:	Response to inquiries about embedded derivatives

Question 1 – What is management’s rationale for the Q1 2017 $44.8M increase in the Class A embedded derivative and the $9.5M decrease in the Class B embedded derivative? Also, explain the value shift concept between the classes.

Background

In accordance with the unanimous shareholders agreement, the preferred shareholders participate inversely in the event the Company successfully completes an initial public offering (“IPO”) versus whether the Company is sold to a third party (“liquidation event”). In an IPO scenario, each class of preferred shareholders benefit from the difference between the IPO share price and their initial price per share of their investment (i.e., each class obtains their intrinsic value of the shares). This contrasts with a liquidation event wherein each class of preferred shareholder receives their initial investment return in addition to sharing in the residual on a pari passu basis.

The embedded derivative relates to the value that each preferred shareholder benefits in the event that they convert their preferred shares into common shares. The conversion of preferred shares into common shares occurs in either an IPO or liquidation event.

Analysis

In an IPO scenario, the Class A preferred shareholders benefit more from than the Class B preferred shareholders as the Class A preferred shareholders’ intrinsic value of their shares is higher (because Class A preferred shareholders paid $29/share versus $123/share for Class B preferred shareholders).

However in a liquidation event scenario, the Class A and Class B shareholders each receive their initial investment return (i.e., $29/share and $123/share respectively) and the residual is split amongst the classes on a pari passu basis.

There are various inputs included in the valuation models used to value the embedded derivative as at December 31, 2016 and March 31, 2017. One of these inputs relates to the probability of an IPO occurring, as follows:

4150 Sainte-Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5     T • 1-514-940-3600     F • 1-888-966-0135     clementiapharma.com

Input into the valuation models	December 31, 2016	March 31, 2017
Probability of an IPO	60%	75%
Probability of a liquidation event	40%	25%

The assumptions used to value both the Class A and Class B preferred shares were identical as at December 31, 2016. Furthermore, identical assumptions were also used to value both the Class A and Class B preferred shares as at March 31, 2017.

As noted in the above table, we have reflected an increase in the probability of an IPO from the 2016 year end to the first quarter 2017.

Even though the equity value of the Company is fixed, the value of the embedded derivative for Class A and Class B preferred shareholders differs based on whether the equity value is generated from an IPO or a liquidation event. The Class A preferred shareholders prefer the equity value to be created via an IPO as they have a larger intrinsic value because they paid less for their preferred shares. The Class B preferred shareholders prefer the equity value to be generated via a liquidation amount as they would have their initial investment returned and then participate on the residual a pari passu basis.

To illustrate this point further we have created the following simulated example:

Share class	Initial investment per share	Number of shares	% ownership	Total Initial investment
A	29 $	1,400,000	67%	40,600,000 $
B	129 $	500,000	24%	64,500,000 $
Common shares	5 $	200,000	10%	1,000,000 $
	X =	2,100,000		106,100,000

Assumed equity value				400,000,000 $	Z
Assumed value per common share (as if converted)				190 $	=Z/X

IPO scenario
Share class		Allcoated value	Reimburse of capital	Initial investment	Embedded derivative
A		266,666,667 $	- $	40,600,000 $	226,066,667 $
B		95,238,095 $	- $	64,500,000 $	30,738,095 $
Common shares		38,095,238 $	- $	1,000,000 $	37,095,238 $
		400,000,000 $		106,100,000 $	293,900,000 $

Liquidation event
Share class		Total equity value	Reimburse of capital	Residual allocated on para passu basis	Ownership percentage	Embedded derivative	Allocated value
A		400,000,000 $	40,600,000 $	293,900,000 $	67%	195,933,333 $	236,533,333 $
B		400,000,000 $	64,500,000 $	293,900,000 $	24%	69,976,190 $	134,476,190 $
Common shares		400,000,000 $	1,000,000 $	293,900,000 $	10%	27,990,476 $	28,990,476 $
			106,100,000 $			293,900,000 $	400,000,000 $

The above simulated example illustrates the following important points:

—   The total aggregate value of the embedded derivative is the same under an IPO and liquidation event scenario in the illustration above ($293.9 million). Please note that the common shares are equity-classified and as such there are no amounts included on the Company’s balance sheet related to the common shares change in valuation. This amount represents the value the common shareholders will receive but is not an embedded derivative for accounting purposes. The illustrative amount of the embedded derivative related to the common shares is not reallocated to the Class A and B preferred shareholders. This was done for illustrative purposes only.

—   The value allocated to each preferred shareholder is different based on whether the equity value is generated from an IPO or a liquidation event (as per the unanimous shareholder agreement).

4150 Sainte-Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5     T • 1-514-940-3600     F • 1-888-966-0135     clementiapharma.com

—   Based on the same equity value the Class A preferred shareholders embedded derivative is valued at $226 million under an IPO scenario but only $195 million under a liquidation event scenario.

—   Based on the same equity value the Class B preferred shareholders embedded derivative is valued at $30 million under an IPO scenario but $70 million under a liquidation event scenario.

As the input into the valuation model related to the probability of an IPO occurring increases (i.e.: 60% to 75%) there is a shift in the overall value of the embedded derivative from Class B to Class A, as the total value of the embedded derivative has remained unchanged ($293.9 million).

We have presented a simplified simulated example above because the actual analysis entails significant weightings of various factors (e.g., not 100% IPO or 100% liquidation event) and numerous inputs into the valuation model and thus cannot be recreated in a high level manner as per the above simplified example.

Reasonability assessment

Overall, the embedded derivative valuation increased by $38M from December 31, 2016 to March 31, 2017. This was deemed reasonable in light of an increase in starting equity value for the company and increased probability of an IPO.

We requested sensitivity analysis from Cabrillo, our third party valuation advisors, which confirmed that as the weighting of an IPO scenario increased, the value of the Class A embedded derivative also increased and inversely, the value of the Class B embedded derivative decreased. Further discussions were held with KPMG, as part of their quarterly review process to ensure plausible. Finally, discussions were also held with the company’s audit committee prior to approving the Q1-2017 interim financial statements.

The preferred shares will automatically convert upon the occurrence of an IPO and as such, all long-term debt amounts (preferred share liability and embedded derivatives) will be eliminated from the Company’s balance sheet and preferred shares will be reflected at their stated capital in share capital.

Please do not hesitate to contact the undersigned should you have any further questions.

Sincerely,

/s/ Michael Singer

Michael Singer, CFO

4150 Sainte-Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5     T • 1-514-940-3600     F • 1-888-966-0135     clementiapharma.com